132-02353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]SHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02036481

Act: Exchange Act
Section: 11(a)
Rule: 11a2-2(T)
Public Availability: April 2002

April 15, 2002

Richard S. Rudolph
Counsel
Philadelphia Stock Exchange
1900 Market Street
Philadelphia, Pennsylvania 19103

Re: AUTOM System

Dear Mr. Rudolph:

In your letter dated January 18, 2002, you request interpretive guidance regarding the application of Rule 11a2-2(T) under the Securities Exchange Act of 1934 (Exchange Act) to transactions effected via the Philadelphia Stock Exchange's AUTOM System and its automatic execution feature AUTO-X (collectively, AUTOM). AUTOM will be operated as a facility of the Philadelphia Stock Exchange (Phlx).

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises discretion (collectively, covered accounts) unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[1] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

[1] The member may, however, participate in clearing and settling the transaction.

1. Off-Floor Transmission

The requirement in Rule 11a2-2(T) for orders to be transmitted from off the exchange floor reflects Congress' intent that Section 11(a) should operate to put money managers and non-money managers on the same footing for purposes of their transactions for covered accounts. In considering other automated systems, the Commission and the staff have stated that the off-floor transmission requirement would be met if a covered account order is transmitted from off the floor directly to the exchange floor by electronic means.[2] Because all orders will be electronically submitted from remote locations from off the exchange floor, the staff believes that orders transmitted through AUTOM satisfy the off-floor transmission requirement.

2. Non-Participation in Order Execution

Rule 11a2-2(T) further provides that the exchange member and its associated persons may not participate in the execution of the transaction once the order has been transmitted to the exchange floor. This requirement was included to prevent members with their own brokers on the exchange floor from using those persons to influence or guide their orders' execution. This requirement does not preclude members from canceling or modifying orders, or from modifying the instructions for executing orders, after they have been transmitted to the floor. Such cancellations or modifications, however, also must be transmitted from off the exchange floor.[3]

In a release discussing both the COMEX and the PACE systems, the Commission noted that a member relinquishes any ability to influence or guide the execution of its order at the time the order is transmitted into the systems.[4] Because users of AUTOM will relinquish control of their orders upon transmission to AUTOM, and will not be able to influence or guide the execution of their orders, the staff believes that this requirement is met with respect to orders that are executed automatically in AUTOM.

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2 See, e.g., Securities Exchange Act Release No. 29237 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); Securities Exchange Act Release No. 15533 (January 29, 1979) (regarding the Amex Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX's Communications and Execution System, and the Phlx's Automated Communications and Execution System); Securities Exchange Act Release No. 14563 (March 14, 1978) (regarding the NYSE's Designated Order Turnaround System).

See also Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Phlx (March 24, 1999) (regarding Phlx's VWAP Trading System); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC, to David E. Rosedahl, PCX (November 30, 1998) (regarding OptiMark); Letter from Brandon Becker, Director, Division of Market Regulation, SEC, to George T. Simon, Foley & Lardner (November 30, 1994) (regarding Chicago Match).

3 Securities Exchange Act Release No. 14563 (March 14, 1978).

4 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

3. Execution Through Unaffiliated Member

Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized that the requirement is not applicable when automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, the Commission noted that while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems. Because the design of these systems ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[5] Similarly, the design of AUTOM appears to ensure that members do not possess any special or unique trading advantages in the handling of their orders.

4. Non-Retention of Compensation for Discretionary Accounts

The staff notes that members who intend to rely on Rule 11a2-2(T) in connection with transactions using AUTOM must comply with the requirements of Section (a)(2)(iv) of the rule.

Conclusion

This interpretive position is based solely on your representations and the facts presented, and is strictly limited to the application of Rule 11a2-2(T) to the AUTOM transactions described above. Any different facts or circumstances may require a different response.

Sincerely,

Paula R. Jenson
Deputy Chief Counsel

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5 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

Philadelphia Stock Exchange

1900 Market Street
Philadelphia, PA 19103-3584
Telephone: 215-496-5000
www.phlx.com

PHLX Since 1790

April 15, 2002

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

APR 1 6 2002

DIVISION OF MARKET REGULATION

Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal to Allow Broker-Dealer Orders to be Eligible for AUTOM[1] Delivery and Automatic Execution Via AUTO-X
File No. SR-Phlx-2001-40

Office of Chief Counsel

APR 1 6 2002

Dear Ms. McGuire:

The Philadelphia Stock Exchange, Inc. ("Phlx" or "Exchange") welcomes the opportunity to provide the Securities and Exchange Commission ("SEC" or "Commission") with its analysis and explanation of the application of Section 11(a) of the Securities Exchange Act of 1934 (the "Act") to the Phlx's AUTOM System and its automatic execution feature, AUTO-X (hereinafter, collectively, "AUTOM"). The Exchange believes that its proposal to allow broker-dealer orders to be eligible for AUTOM satisfies the requirements of Rule 11a2-2(T).[2] We believe that the policy concerns that Congress sought to address in Section 11(a) - the time and place advantage that members on exchange floors have over non-members off the floor and the general public - are not present in the AUTOM System.

Division of Market Regulation

Background

On May 2, 2001, the Exchange filed a proposal to adopt rules to allow orders for the proprietary accounts of off-floor broker-dealers eligible for delivery and automatic execution through AUTOM[3] (the "Proposal"). More specifically, the Proposal would allow off-floor broker-dealers to deliver orders via AUTOM directly to the specialist's limit order book. The Proposal was amended on July 26, 2001, and again on November 29, 2001. In response to the Market Regulation staff's comments, the Exchange herein submits its analysis of the Proposal as it relates to Section 11(a) of the Act.

Effect Versus Execute Rule

Section 11(a) of the Act prohibits a member of a national securities exchange from effecting transactions on the exchange for its own account, the account of an

[1] AUTOM is the Exchange's electronic order delivery and reporting system, which provides for the automatic entry and routing of equity option and index option orders to the Exchange trading floor. Orders delivered through AUTOM may be executed manually, or certain orders are eligible for AUTOM's automatic execution feature, AUTO-X. Equity option and index option specialists are required by the Exchange to participate in AUTOM and its features and enhancements. Option orders entered by Exchange members into AUTOM are routed to the appropriate specialist unit on the Exchange trading floor.

[2] Rule 11a2-2(T) is one of the exceptions to Section 11(a)'s general prohibition on proprietary trading.

[3] See SR-Phlx-2001-40.

associate person, or an account in which it or an associated person exercises investment discretion. Rule 11a2-2(T) under the Act, known as the "Effect Versus Execute Rule" (the "Rule"), permits an exchange member, subject to certain conditions, to effect a transaction for such accounts, utilizing an unaffiliated member to execute transactions on an exchange floor. The Rule requires that: (1) the order must be transmitted from off the exchange floor; (2) once the order has been transmitted, the exchange member that transmitted the order may not participate in the execution; (3) the transmitting member may not be affiliated with the executing member; and (4) neither the member or the associated person may retain any compensation in connection with effecting such a transaction respecting accounts over which either has investment discretion without the express written consent of the person authorized to transact business in the account. The Exchange believes that orders for the account(s) of broker-dealers entered from off the Exchange floor comply with the following provisions of the Rule:

1. Off-Floor Transmission

Under the proposal, orders for the account(s) of broker-dealers would be delivered via AUTOM from remote locations directly to the Exchange floor by electronic means. Therefore, the Phlx believes that such orders, electronically transmitted through AUTOM by members from off the Exchange floor, satisfy the off-floor transmission requirement.

2. Non-Participation in Order Execution

The Rule further provides that the exchange member and its associated person may not participate in the execution of the transaction once the order has been transmitted. Once a member's order has been entered from off-floor, such member may not participate in, influence, or guide the execution of such order on the floor. Orders delivered via AUTOM are not accessible to the entering member, other than to cancel or modify the terms of such an order (*e.g.*, to modify the price or size of the order), which must be done from off-floor. Thus, the Exchange believes that the Proposal complies with the non-participation requirement, because entering members do not have special order handling abilities, such as the timing of the execution.

3. Affiliated Executing Members

Although the Rule contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized in the past that this requirement is not applicable where automated exchange facilities are used.[4] Because the design of these systems ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions

[4] For example, in considering the operation of COMEX and PACE, among other systems, the Commission noted that, while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the execution of an order is automatic once it has been transmitted into the system. See Securities Exchange Act Release No. 15533 (January 29, 1979), 44 FR 6084 (January 31, 1979) at n. 25.

obtained through these systems satisfy the independent execution requirement of the Rule.[5] This principle is directly applicable to AUTOM; the design of the AUTO-X feature provides for the automatic execution of an eligible order once it has been delivered into AUTOM and does not require any independent executing member to consummate the trade. Therefore, the system ensures that members do not possess any special or unique trading advantages in handling their orders after transmission.

4. Non-Retention of Compensation

Members relying on the Rule must also comply with the requirements of Section (a)(2)(iv) of the Rule. Specifically, neither the member nor the associated person may retain any compensation in connection with effecting such transaction, respecting accounts over which either has investment discretion, without the express written consent of the person authorized to transact business for the account. The Exchange understands that this aspect of the Rule applies to orders entered under the Proposal.

Conclusion

The Exchange believes that its AUTOM system satisfies the four requirements of the "Effect Versus Execute" rule as well as the general policy objectives of Section 11(a). The proposed rule change to allow orders for the account(s) of broker-dealers to be delivered and executed via AUTOM should be beneficial because it will enable broker-dealers to take advantage of the increased speed associated with the use of AUTOM, thus providing more efficient execution of their orders. The rule proposal will place all of its Users[6] on the "same footing," as intended by Rule 11a2-2(T). No member will be able to engage in proprietary trading in a manner inconsistent with Section 11(a).

We trust that this letter serves to clarify our position with respect to this matter, and we welcome the opportunity to discuss it further with the Commission. Please contact me at (215)-496-5074 with any questions or comments you may have.

Very truly yours,

Richard S. Rudolph
Counsel

cc: Kelly Riley, Esquire

[5] Id.

[6] Exchange Rule 1080(c)(ii)(A)(2) defines an AUTO-X User as any person or firm that obtains access to AUTO-X through an Order Entry Firm.